Exhibit 22

List of subsidiaries

On December 24, 2012, CCL and Crown Castle GS III Corp. ("Co-Issuer" and, together with CCL, "Issuers") issued (1) $500.0 million aggregate principal amount of 2.381% senior secured notes due December 2017 ("2.381% Secured Notes") and (2) $1.0 billion aggregate principal amount of 3.849% senior secured notes due April 2023 ("3.849% Secured Notes" and together with the 2.381% Secured Notes, "2012 Secured Notes"). The 2012 Secured Notes were issued pursuant to an indenture dated as of December 24, 2012 ("Indenture"), by and among the Issuers, the Guarantors (as defined below) and The Bank of New York Mellon Trust Company, N.A., as trustee ("Trustee").

Concurrently with the issuance of the 2012 Secured Notes, CCL and certain of its subsidiaries entered into a pledge and security agreement. Pursuant to the terms of such pledge and security agreement, the 3.849% Secured Notes are secured on a first-priority basis by a pledge of the equity interests of the Guarantors. The Guarantors include the following subsidiaries:

Global Acquisitions LLC

Global Acquisitions II LLC

Pinnacle Towers LLC